25002251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2025 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-40919

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Benedetto, Gartland & Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 0 3 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

444 Madison Avenue, 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul A. Rahn	917-863-1694	par@bgg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Farkouh, Furman & Faccio, LLP
(Name – if individual, state last, first, and middle name)

460 Park Avenue, 12th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul A. Rahn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Benedetto, Gartland & Company, Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York
County of Nassau SS.
Before me this 28th day of Feb 2025 came Paul A. Rahn, the person described in and who signed the foregoing document, who swore to the contents thereof.

Notary Public

Notary Public

Signature:

Title: Chief Financial Officer

NANCY ZHONG
NOTARY PUBLIC, State of New York
No. 01ZH6427164
Qualified in Queens County
Commission Expires Dec. 20, 2025

SEC Mail Processing

MAR 0 3 2025

Washington, DC

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FARKOUH FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Benedetto, Gartland & Company, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Benedetto, Gartland & Company, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Benedetto, Gartland & Company, Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Benedetto, Gartland & Company, Inc.'s management. Our responsibility is to express an opinion on Benedetto, Gartland & Company, Inc.'s financial statement based on our audit. *We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB)* and are required to be independent with respect to Benedetto, Gartland & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farkouh, Furman & Faccio, LLP

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Benedetto, Gartland & Company, Inc.'s auditor since 2005.

New York, New York
February 27, 2025

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2024

ASSETS

Cash and Cash Equivalents	$	35,350
Accounts Receivable		110,097
Prepaid Expenses		8,691
Machinery and Equipment, Net of Accumulated Depreciation of $38,031		1,147
Right of Use Asset – Operating Lease		26,294
Other Receivable		76,383
Total Assets	$	257,962

LIABILITIES

Accounts Payable	$	5,620
Right of Use Liability – Operating Lease		26,294
Total Liabilities		31,914

STOCKHOLDER'S EQUITY

Common Stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding		1
Additional Paid-In Capital		3,523,176
(Deficit)		(3,297,129)
Total Stockholder's Equity		226,048
Total Liabilities and Stockholder's Equity	$	257,962

The notes to statement of financial condition
are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2024

ORGANIZATION AND NATURE OF BUSINESS:

Benedetto, Gartland & Company, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency. The principal business of the Company is to render investment banking services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company is an "S" corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the net income or (loss) of the Company flows through to its shareholder. The Company is, however, subject to income taxes in New York City.

Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2024.

The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

(continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

REVENUE RECOGNITION - The Company accounts for revenue under the provisions of FASB ASC 606, "Revenue from Contracts with Customers." Under the standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company earns advisory fees through advising clients on equity and debt financings, financial restructurings, and mergers and acquisitions, as well as other advisory services (individually a "Transaction"). Revenue is generated primarily through service contracts, which include fees that can be non-recurring but set at a specific point in time, recurring fees paid on a monthly, quarterly, or other schedule, fees paid contingent upon occurrence of a specific event, and success-based fees based on such things as the amount of a financing or value of an acquired asset. Non-success based fees are recognized over time as the Company satisfies its performance obligations by providing services. These fees are typically invoiced and collected on a monthly, quarterly, or other basis. Based on management's evaluation, non-success-based fees are recognized at a point in time, as the contract is executed and the Company's obligations related to a specific fee are satisfied. Success-based fee revenue is recognized when the Transaction is consummated as this is the point at which the engagement agreements define the fee as being owed to the Company. The Company does not disclose information about remaining performance obligations pertaining to contracts with variable consideration allocated entirely to a wholly unsatisfied performance obligation. These contracts pertain to performance obligations of advisory services for Transactions and successful results of litigation, have no set durations and where the variable consideration is based on the dollar amount of the Transaction or litigation. The Company regularly reviews its service contracts to ensure revenue is recorded in accordance with contractual terms. Management has evaluated the Company's revenue recognition policies and determined that they comply with ASC 606, accurately reflecting the timing and pattern of revenue recognition based on service delivery. Included in Advisory Fees on the Statement of Operations is $206,000 of non-success-based fees and zero of success-based fees.

ACCOUNTS RECEIVABLE – The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Receivables related to revenues from contracts with customers amounted to $110,097 at December 31, 2024. The Company carries its accounts receivable at cost less an allowance for credit losses. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for credit losses based on history of past write-offs and collections and current credit conditions. No allowance for credit losses was required at December 31, 2024.

(continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

CASH AND CASH EQUIVALENTS - The Company maintains all of its cash balances in a checking and savings account at a major international bank. The Company did not maintain cash in any other investment account in 2024. During the course of the year ended December 31, 2024, the Company's bank balances were not in excess of the FDIC insurance limit.

MACHINERY AND EQUIPMENT – Machinery and equipment are stated at their cost and are depreciated using the straight-line method over five years.

CONCENTRATION OF RISK OF CUSTOMERS:

The Company's investment banking activities are typically conducted with counterparties which may include domestic or international corporations. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit-worthiness of its counterparties. At December 31, 2024, there was $110,097 due from one counterparty, which is the balance of Accounts Receivable.

During the year ended December 31, 2024, 100% of the Company's revenue was from one customer.

NET CAPITAL REQUIREMENTS:

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2024, the Company had net capital of $29,730, which is above the minimum net capital requirement of $5,000 by $24,730, and the Company's ratio of aggregate indebtedness to net capital was 0.189 to 1.

OPERATING LEASES:

In February 2016, FASB issued ASU 2016-02, Leases (FASB 842), which took effect for years beginning after December 31, 2018. FASB 842 requires the recognition of right of use assets and lease liabilities for those leases classified as operating or financing leases. The Company has elected to treat leases 12 months or less as short-term leases similar to FASB 840 accounting requirements.

In 2024, the Company entered into an agreement for office space with a commencement date of August 1, 2024 and an expiration date of February 15, 2028. At commencement it was determined that the agreement for office space be classified as a right-of-use operating lease, in accordance with ASC 842.

This lease has fixed rental payments, with an original lease term of 42.5 months. Consistent with ASC 842, lease expenses are recognized for long-term leases on a straight-line basis throughout the lease term. As of December 31, 2024, the Company had $26,294 of right-of-use operating lease assets and right-of-use operating lease liabilities, respectively.

(continued)

OPERATING LEASES (continued):

Lease liability was determined using the risk-free rate as of August 1, 2024 (the date of lease commencement), based on August's Applicable Federal Rate of 4.25%. The measurement of lease liabilities does not reflect options to terminate or extend the lease as management does not consider the exercise of these options to be reasonably certain.

For the year ended December 31, 2024, the Company paid and recognized lease expenses of $3,750 for amounts included in the measurement of the ROU lease liability.

The following is a maturity analysis of the annual undiscounted cash flows of operating lease liabilities as of December 31, 2024:

2025	$9,000
2026	9,000
2027	9,000
2028	1,125
Total future lease payments	28,125
Less: Imputed interest	(1,831)
Total lease liability	$26,294

Prior to August 1, 2024, the Company was leasing office space on a month-by-month basis. Rent expense on this agreement for 2024 was $6,000.

OTHER RECEIVABLE:

In October 2021 the Company purchased for $50,000 a fifty percent share of the residual interest in an Estate that the beneficiary believed was in its best interest to avoid future expenditures and to avoid any additional wait period on the distribution of the Estate. In November 2021 the Company purchased for $26,000 certain reimbursements receivable by the Executor of the Estate totaling $28,660. The President of the Company is the Executor of the Estate. These items, totaling $76,000, are reported as other receivables on the statement of financial condition.

REVENUE AND EXPENSE SHARING AGREEMENT:

In 2023, the Company implemented a revenue and expense sharing arrangement between the Company and its CFO. In consideration for entitlement to 50% of the Company's revenues, the CFO is obligated to fund 50% of certain expenses and continue to perform on-going and future responsibilities for client business and CFO and compliance activities in a manner consistent with past efforts and commitment. This arrangement was terminated by the Company and the CFO, effective May 31, 2024. As of year-end, there are no further other receivables or payables related to this arrangement.

(continued)

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2024

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2024, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 27, 2025, which is the date on which the financial statements were available to be issue.